UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55053

LEET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

805, 8th Floor, Menara Mutiara Majestic,

Jalan Othman, Petaling Jaya 46000,Selangor, Malaysia

+603 7783 1636

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Nil*

Explanatory Note

* On January 18, 2023, Leet Technology Inc., a Delaware corporation (the “Company”) filed on a Current Report on Form 8-K announcing that it had completed its merger (the “Merger”) on January 11, 2023 with Leet Inc., a company incorporated under the laws of the British Virgin Islands (“LEET BVI”), with LEET BVI continuing as the surviving company. The Merger was completed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated January 5, 2023, by and between LEET BVI and the Company.

Pursuant to the Merger Agreement, LEET BVI and the Company caused the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware on January 11, 2023. The Merger became effective on January 11, 2023 (the “Effective Time”), as agreed to by the parties and specified in the Certificate of Merger.

Pursuant to the Merger, each issued and outstanding share of the Company common stock/ preferred stock were converted on a one-for-one basis into one new ordinary share (“Ordinary Share”) or one preferred share (“Preferred Share”) of LEET BVI, as the case may be. As a result, LEET BVI issued an aggregate of 151,096,262 Ordinary Shares and 6,898,256 Preferred Shares to former Company shareholders.

The LEET BVI Ordinary Shares issued and outstanding immediately prior to the Effective Time remained outstanding upon the Effective Time and were unaffected by the Merger. As a result, following the Merger and as of the date hereof, LEET BVI has 151,096,262 Ordinary Shares outstanding and 6,898,256 Preferred Shares outstanding.

The rights of holders of the Company’s common stock and preferred stock are now governed by LEET BVI’s Certificate of Incorporation and its Memorandum and Articles of Association (each of which is appended as an exhibit to the Current Report on Form 6-K of LEET BVI dated May 2, 2025). Effective on April 29, 2025, the Ordinary Shares of LEET BVI were quoted on OTC Market Group’s Pink marketplace with the symbol “LTESF” and the CUSIP number G5433N108  under the name “LEET Inc.”

The Merger constitutes a succession for purpose of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of the predecessor, being Leet Technology Inc., a Delaware corporation, under the Exchange Act and does not affect the reporting obligations of LEET BVI under the Exchange Act.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Leet Technology Inc.

Date: June 25, 2025	By	/s/ Dai Song
	Name:	Dai Song
	Title:	Chief Executive Officer

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